Exhibit (a)(1)(H)

FORM OF EMAIL TO ELIGIBLE HOLDERS
CONFIRMING ACCEPTANCE OF ELIGIBLE OPTIONS

From: Verastem, Inc.

Re: Confirmation of Acceptance of Eligible Options

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Certain Outstanding Options for New Options, dated February 8, 2024 (the “Offer Documents”). With this letter, we confirm that Verastem, Inc. has accepted all of your Eligible Options for exchange in the Exchange Offer. Subject to the terms and conditions of the Exchange Offer, as described in the Offer Documents, your Eligible Options will be cancelled and New Options will be granted to you. Your New Options will appear shortly in our equity platform, Shareworks, and your stock option agreement(s) will be available for electronic acceptance. If you have any questions, please contact us at StockOptionExchange@verastem.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Offer Documents.